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MAR 04 2013
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SECURITIES
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 68352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GETCO Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 N. Orleans Street 3rd Floor South
(No. and Street)

Chicago (City) IL (State) 60654 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Donelson (312) 931-2383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
ATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Donelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Getco Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OFFICIAL SEAL
APOLLONIA PONTICIELLO
Notary Public - State of Illinois
My Commission Expires Aug 15, 2016

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Getco Securities, LLC

Statement of Financial Condition

December 31, 2012

Available for Public Inspection

Getco Securities, LLC
Index
December 31, 2012



Independent Auditor's Report

To the Member of Getco Securities, LLC:

We have audited the accompanying statement of financial condition of Getco Securities, LLC (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 6, the Company has significant transactions with its Parent and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 28, 2013

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us

Getco Securities, LLC
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 13,470,442
Receivable from exchange	2,049,128
Receivable from clearing broker	3,008,810
Securities owned, at fair value	63,173,817
Fixed assets and leasehold improvements - net of accumulated depreciation and amortization of $546,884	140,630
Deferred tax assets	1,342,585
Other assets	27,740
Receivable from affiliates	506,571
Intangible assets - net of accumulated amortization of $9,192,191	42,635,615
Total assets	$ 126,355,338
Liabilities and Member's Equity	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 2,028,551
Payables to affiliates and Parent	1,094,287
Accounts payable and accrued expenses	490,100
Total	3,612,938
Subordinated borrowings from affiliate (Note 7)	30,000,000
Member's equity	92,742,400
Total liabilities and member's equity	$ 126,355,338

1. Nature of Operations and Significant Accounting Policies

Nature of Operations
Getco Securities, LLC (the "Company") is registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities and Exchange Commission (the "SEC") as a securities broker-dealer. The Company is engaged in buying, selling and dealing as principal, primarily in securities, as a market maker with Designated Market Making ("DMM") rights to over 800 New York Stock Exchange ("NYSE") symbols. The Company's designated self-regulatory organization is FINRA.

The Company is an Illinois limited liability company that was organized on March 28, 2006. The sole member of the Company is GETCO Trading, LLC (the "Parent"), which is a wholly owned subsidiary of Getco Holding Company, LLC ("GHC").

New Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") to conform existing guidance regarding fair value measurement and related disclosures between U.S. GAAP and International Financial Reporting Standards. The ASU provides guidance on how to measure fair value and additional disclosure requirements, including transfers between Levels 1 and 2 - and for Level 3 fair value measurements, a description of the companies' valuation processes and additional information about unobservable inputs impacting Level 3 measurements. This ASU is effective for interim and annual periods beginning on or after December 15, 2011. The Company adopted this ASU effective January 1, 2012, and other than the change in presentation, has determined that the adoption of this ASU has not had a material impact on the Company's financial statement.

Use of Estimates
The preparation of this financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Cash Equivalents
The Company defines cash equivalents as all highly liquid investments purchased with an original maturity of three months or less.

Fixed Assets and Leasehold Improvements
Furniture and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. The Company switched from accelerated depreciation methods to the straight-line method in 2012. The revision was accounted for prospectively as a change in accounting estimate Leasehold improvements are amortized on the straight-line method over the lesser of their useful lives or the life of the lease. At December 31, 2012, fixed assets and leasehold improvements, net consisted of the following:

		December 31, 2012
Equipment	$	40,877
Furniture and fixtures		211,731
Software		214,562
Leasehold improvements		220,344
Total fixed assets and leasehold improvements, at cost		687,514
Accumulated depreciation and amortization		(546,884)
Net fixed assets and leasehold improvements	$	140,630

Intangible Assets
Intangible assets, which result from two acquisitions of DMM rights, provide the Company with the exclusive designation of DMM for specific NYSE symbols. Amortization is recorded over the estimated useful life, which is twelve years, using the straight-line method. Intangible assets are reviewed for impairment annually or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. In 2012 the Company revised the estimated useful life of the intangible assets from approximately seven years to twelve years. The revision was accounted for prospectively as a change in accounting estimate. At December 31, 2012, intangible assets, net consisted of the following:

		December 31, 2012
Intangibles		
NYSE DMM Rights		
Gross carrying value	$	51,827,806
Accumulated amortization		(9,192,191)
Net carrying value	$	42,635,615

Income Taxes
The Company is a disregarded entity and included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. State income taxes are calculated in the same manner as federal income taxes, and state income taxes are included in the consolidated return of the parent. Accordingly, state taxes are calculated as if the company filed on a separate return basis, and the amount of tax or benefit calculated is either remitted to or received from the parent. The Company files a separate local income tax return in New York City. Local income tax expense reported by the Company is calculated on the stand alone activity of the Company, without regard to the Parent.

Income tax expense is recorded based upon the liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Under the accounting guidance related to income taxes, the recognition of a benefit from a tax position requires that management determine whether such tax position is "more likely than not" to

be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50% likely of being realized upon settlement.

It is the Company's policy to recognize interest and penalties related to unrecognized tax benefits in other expenses. For the year ended December 31, 2012, the Company had no unrecognized tax benefits and no interest or penalties have been accrued or incurred.

Fair Value of Financial Instruments
Fair value for securities and options owned and securities sold, not yet purchased is estimated using external market quotations. Management estimates the value of other financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximate their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

2. Fair Value of Financial Instruments

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The Company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access, which does not require significant namagerial judgment.

Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company records its securities at fair value. These categories can further be divided between those held long or sold short.

Securities whose values are based on quoted market prices in active markets and are, therefore, classified within level 1 include active listed equities and certain U.S. government and sovereign

obligations. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably be expected to impact the quoted price.

Money market instruments included in cash and cash equivalents on the statement of financial condition are classified within level 1. Fair value for money market instruments is based on quoted net asset value.

The Company did not own any level 2 or level 3 financial instruments at December 31, 2012, or at any time during the year then ended. There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2012.

The following table presents the financial instruments carried on the statement of financial condition by level within the valuation hierarchy as of December 31, 2012.

	Assets at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Money market securities*	$ 11,626,885		$ -	$ 11,626,885
Equities	2,468,517	-	-	2,468,517
Mutual funds	60,705,300	-	-	60,705,300
Subtotal	$ 74,800,702	$ -	$ -	$ 74,800,702

	Liabilities at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Equities	$ 2,028,551	$ -	$ -	$ 2,028,551
Subtotal	$ 2,028,551	$ -	$ -	$ 2,028,551

* Included in cash and cash equivalents on the statement of financial condition

3. Receivable from Exchange

Receivable from exchange represents amounts due from the NYSE resultant from the Company's trading activities, and consist primarily of liquidity rebates.

4. Receivable from Clearing Broker

Receivable from clearing broker represent amounts due from the clearing broker resultant from monies deposited on margin and trading activities.

5. Income Taxes

The Company is taxed and included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the company filed on a separate return basis and the amount of tax or benefit calculated is either remitted to or received from the Parent. State income taxes are calculated in the same manner as federal income taxes, and state income taxes are included in the consolidated return of the parent. The Company files a separate local income tax return, and local income tax expense reported by the Company is calculated on the stand alone

activity of the Company. The Federal provision amount contributed to the Parent is settled by the company as part of its inter-company net settlement process with its Parent.

The components of the deferred tax asset at December 31, 2012, are as follows:

Deferred tax asset	
Compensation	$ 75,134
Depreciation and amortization	1,267,451
Deferred tax asset	$ 1,342,585

The Company has reviewed the component of the deferred tax asset and concluded that it is more likely than not that the deferred tax asset will be realized and, therefore, no valuation allowance is required.

At December 31, 2012, there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

As of December 31, 2012, the earliest of the Company's or Parent's tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are as follows:

Jurisdiction	Entity	Earliest Tax Year Subject to Examination
U.S. Federal	GTL	2010
Various States	GTL	2010
Local	GTS	2010

6. Related Parties

Global Colocation Services, LLC (a wholly owned subsidiary of GHC) provides market data, information and collocation services to the Company.

The Company does not have any employees. Under a leasing agreement, Getco Support Services, LLC ("GSS"), an affiliate, provides certain services to the Company and, as a result, the costs of compensation and benefits related to GSS employees providing such services are allocated to the Company. Pursuant to a revenue sharing agreement with an affiliated broker dealer, OCTEG, LLC ("OCT"), the Company shares trading gains and losses on an equal basis.

Under a written agreement, the Company recognizes a management fee to GHC covering administrative expenses incurred by GHC in providing shared services to the Company. The Company pays certain expenses on behalf of its affiliates and has certain expenses paid by affiliates on its behalf. Such payments are reimbursed by the Company or by the affiliates, as applicable, pursuant to an intercompany expense reimbursement agreement among the Company and GHC.

At December 31, 2012, the amounts due from / to affiliates included the following:

	Due From	Due To
GETCO, LLC	$ -	$ 95,568
Getco Holding Company, LLC	-	126,369
Getco Support Services, LLC	4,875	-
OCTEG, LLC	501,696	-
Getco Execution Services, LLC	-	706,886
Getco Trading, LLC	-	165,464
Total	$ 506,571	$ 1,094,287

7. Subordinated Borrowings from Affiliate

The Company has a subordinated loan agreement with GHC in the amount of $30,000,000, at a fixed rate of interest of 6.36% per annum. The loan maturity date is December 31, 2013. Without further action by either GHC or the Company, the maturity date will be extended an additional year unless GHC notifies the Company in writing, with a written copy to FINRA, that the scheduled maturity date will not be extended.

The subordinated loan at December 31, 2012, is covered by an agreement approved by the Company's designated examining authority and qualifies as capital in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the loan may not be repaid. Otherwise, the Company may, at its option and with prior written approval from its designated examining authority, repay all or any portion of the principal amount prior to the maturity date at any time.

The carrying amount of the subordinated loan approximates fair value based on the market-rate of interest on the loan.

8. Financial Instruments with Off-Balance Sheet Risk

The Company, in connection with its proprietary trading activities, may enter into transactions involving derivative financial instruments, including option contracts and other financial instruments with similar characteristics.

Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. The options contracts are marked to market based upon quoted market prices. These financial instruments may have market risk and/or credit risk in excess of amounts recorded on the statement of financial condition. For the year ended December 31, 2012, the Company did not enter into derivative transactions.

Market Risk
Market risk is the potential for changes in the fair value of financial instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates and commodity prices. A description of each such market risk category is set forth below:

- Equity price risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.
- Interest rate risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates and credit spreads.
- Commodity price risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil and petroleum products.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company manages its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Credit Risk
Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, including options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers. Substantially all of the Company's transactions are executed in exchange traded instruments.

Concentrations of Credit Risk
The Company uses a third-party clearing broker to clear its trades. Cash and financial instruments held at the Company's clearing broker collateralize amounts due to the clearing broker, if any, and may serve to satisfy regulatory or clearing broker margin requirements. In the event the clearing broker does not fulfill its obligations, the Company may be exposed to risk. This risk of default also depends on the creditworthiness of the counterparties to each of these transactions. The Company attempts to minimize these credit risks by monitoring the creditworthiness of its clearing broker and counterparties.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors the creditworthiness of the banks. The Company has not experienced and does not expect to experience any losses in such accounts.

Management believes that the Company is not exposed to any significant credit risk as a result of its monitoring procedures and the nature of its financial instruments.

9. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain representations or warranties which may provide general or specific indemnifications to others. Additionally, the Company is subject to certain pending and threatened legal and regulatory actions which arise in the normal course of business. The outcome of these matters is inherently uncertain, particularly with respect to unasserted claims and proceedings in their early stages. Accordingly, estimates may change from time to time and actual losses may be more or less than

the current estimate. The Company accounts for potential losses related to these actions in accordance with the accounting guidance for contingencies. As of December 31, 2012, reserves provided for potential losses and the range of reasonably possible losses, in excess of reserves, related to litigation, regulatory and related matters were not material, and based on currently available information, the outcome of any proceedings will not have a material adverse effect on the Company's operating results or financial condition.

10. Subsequent Events

The Company has evaluated the events and transactions that have occurred through February 28, 2013, the date this report was available to be issued, and noted no items requiring adjustment of the financial statement or additional disclosures.

GHC has entered into a merger agreement with Knight Capital Group, Inc. On February 13, 2013, a Registration Statement in connection with the merger was filed with the SEC. The Company anticipates this transaction will close in the second or third quarter of 2013.


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© 2011 PricewaterhouseCoopers LLP. All rights reserved. In this document, "PwC" refers to PricewaterhouseCoopers LLP, a Delaware limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.